**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHEN[redacted]
Greece

07025618

RECEIVED
2007 JUL 31 A

**BY COURIER**

No/Date : Φ/ΔΙ : 454/26-7-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
AUG 02 2007
THOMSON
FINANCIAL

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

## ANNOUNCEMENT

PPC S.A. announces the resignation, for personal reasons, of Ms. Rania Bilalaki as Management Consultant, responsible for the coordination of the company's investor relations activities.
As of today, for information regarding investor relations issues you should contact Mr. George Angelopoulos, PPC's Chief Financial Officer. (tel: +30 210 5225346, e-mail: george.angelo@dei.com.gr )

Athens, July 26, 2007.

**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece



**BY COURIER**

No/Date : F/DI : 455/26-7-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

With respect to press publications on 26-7-2007 regarding the potential acquisition by Weather Investments of PPC's share in TELLAS SA, PPC SA would like to clarify: Indeed PPC has not discontinued discussions with Mr. Sawiris and at this stage it is evaluating a truly improved proposal.

Athens, July 26, 2007

END